SEC 09055037 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39356

SEC Mail Processing Section
FEB 02 2009
Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedgewood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis	Missouri	63124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Floor	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony L. Guerrerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedgewood Partners, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Aimee R. Bishop - Notary Public
Notary Seal, State of
Missouri - Jefferson County
Commission #07388028
My Commission Expires 6/12/2011

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2008 AND INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

January 28, 2009

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Wedgewood Partners, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$	484,719
Marketable securities		87,868
Deposit with clearing organization		112,711
Receivable from clearing organization		25,732
Receivables from customers		55,525
Prepaid expenses		24,261
Equipment and leasehold improvements, net of accumulated depreciation and amortization		135,709
Total Assets	$	926,525

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	7,178
Deferred income taxes, net		2,300
Total Liabilities		9,478
Stockholders' Equity		
Common stock, $1 par value, authorized 150,000 shares, issued and outstanding 110,909 shares		110,909
Additional paid-in capital		673,475
Retained earnings		132,663
Total Stockholders' Equity		917,047
Total Liabilities and Stockholders' Equity	$	926,525

Wedgewood Partners, Inc.
STATEMENT OF INCOME
For The Year Ended December 31, 2008

REVENUES	
Commissions	$ 347,543
Investment company shares	87,395
Investment advisory fees	3,327,281
Interest and dividends	132,632
Other income	43,943
	3,938,794
EXPENSES	
Employee compensation and benefits	2,851,686
Data communication expenses	181,011
Operating expenses	493,497
Occupancy expenses	185,905
Clearance fees	102,729
Other expenses	11,135
	3,825,963
INCOME BEFORE PROVISION FOR INCOME TAXES	112,831
PROVISION FOR INCOME TAXES	32,500
NET INCOME	$ 80,331

Wedgewood Partners, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2008

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2007	110,909	$ 110,909	$ 673,475	$ 227,332	$ 1,011,716
Net income	-	-	-	80,331	80,331
Dividends paid	-	-	-	175,000	175,000
Balance, December 31, 2008	110,909	$ 110,909	$ 673,475	$ 132,663	$ 917,047

Wedgewood Partners, Inc.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	80,331
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		62,345
Deferred income taxes		(19,500)
(Increase) decrease in assets:		
Marketable securities		(81,841)
Deposit with clearing organization		(3,775)
Receivable from clearing organization		13,896
Receivables from customers		(55,525)
Prepaid expenses		(53,270)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(28,905)
Net Cash Used in Operating Activities		(86,244)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(175,000)
Net Cash Used in Financing Activities		(175,000)
DECREASE IN CASH AND CASH EQUIVALENTS		(261,244)
CASH AND CASH EQUIVALENTS, Beginning of year		745,963
CASH AND CASH EQUIVALENTS, End of year	$	484,719

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$	78,080

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Wedgewood Partners, Inc. (the Company) was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services. The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. The deposit amount is made up primarily of investments in U.S. government agency obligations at December 31, 2008.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2008 is $484,687 which is not covered under FDIC insurance.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These securities consist of debt securities stated at market value. Since the securities are actively traded on the open market, fair value measurements are a Level 1 input based upon publicly quoted sale prices. The resulting difference between cost and market is included in income. Realized gains of $52,295 and unrealized losses of $15,548 are included in other income in the Statement of Income.

Securities transactions are recorded on the settlement-date basis.

Commissions and related clearing expenses are recorded on the settlement-date basis as securities transactions occur.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, computed using straight line and accelerated methods. The assets are depreciated and amortized over the shorter of their lease term or useful lives, which range from three to seven years.

Investment Advisory Fee Income

The Company provides investment advisory services under contracts with various parties. Advisory fees are based on the net asset value of the assets under management at the beginning of each calendar quarter. Annual fees range from 0.45% to 1.5% of the net asset value of the assets under management.

Fee income is recorded as earned, with billed but not collected amounts reflected as accounts receivable and amounts received but not earned reflected as deferred income.

Advertising

Advertising costs, which totaled $2,812 for the year ended December 31, 2008, are expensed as incurred and included in operating expenses.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment and leasehold improvements, unrealized gains and losses and charitable contribution carryovers for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Accounting for Uncertain Tax Positions

The Financial Accounting Standards Board ("FASB") has issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, "Accounting for Contingencies."

The Company has elected to defer the application of FIN 48 in accordance with FASB Staff Position ("FSP") FIN 48-3. This FSP defers the effective date of FIN 48 for nonpublic enterprises included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. The provisions of FIN 48 are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized, or continue to be recognized, upon adoption.

The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

B. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of:

Leasehold improvements	$ 178,818
Furniture and equipment	330,895
Computer software	10,974
Computer hardware	9,584
Artwork	15,244
	545,515
Less: Accumulated depreciation and amortization	409,806
	$ 135,709

Depreciation and amortization charged against income amounted to $62,345 for the year ended December 31, 2008.

C. RETIREMENT PLAN

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made contributions of $157,723 in 2008.

D. INCOME TAXES

The current and deferred portions of the income tax expense included in the Statement of Income is as follows:

Current	$ 52,000
Deferred	(19,500)
Total Provision	$ 32,500

The deferred tax asset and deferred tax liability are shown as a net number on the Statement of Financial Condition as follows:

Deferred tax asset	$ 25,100
Deferred tax liability	27,400
Deferred tax liability, net	$ 2,300

E. RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

F. OPERATING LEASES

The Company leases office space under a non-cancelable operating lease. The total future minimum rental commitments required under the non-cancelable operating lease are as follows:

December 31,	
2009	$ 119,218
2010	120,444
2011	50,185
	$ 289,847

Rent expense amounted to $123,119 for the year ended December 31, 2008.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

Wedgewood Partners, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

December 31, 2008

Total Stockholders' Equity	$ 917,047
Less non-allowable assets:	
Equipment and leasehold improvements, net	135,709
12b-1 Fees receivable from clearing organization	1,602
Receivables from customers	55,525
Other assets	24,261
Total non-allowable assets	217,097
Net capital before haircuts on securities positions	699,950
Haircuts on securities:	
Exempt securities	5,107
Other securities	1,673
Total haircuts on securities	6,780
Net Capital	$ 693,170
Aggregate Indebtedness	$ 9,478
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 443,170
Excess net capital at 1000% (as defined on FOCUS report)	$ 692,221
Ratio of aggregate indebtedness to net capital	.01 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

Wedgewood Partners, Inc.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2008

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are inapplicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anderson Winkler & Diehl LLP

January 28, 2009

END